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Letterhead of Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019

May 26, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Peggy A. Fisher - Assistant Director

    Re:
    Langer, Inc.
    Amendment No. 6 to Registration Statement on Form S-1
    Filed May 25, 2005
    File No. 333-120718

Dear Ms. Fisher:

        On behalf of Langer, Inc. ("Langer" or the "Company"), we hereby submit in electronic format to the Securities and Exchange Commission (the "Commission") the Company's responses, previously submitted supplementally, to the Staff's comments contained in the Commission's letters of comment dated April 19, 2005 and May 10, 2005, as well as to requests of the Staff made during various telephone conference calls held subsequent to the Company's filing of Amendment No. 4 to the Registration Statement on April 14, 2005.

        Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours,
Steven E. Cohen

Enclosure

Response #1 to SEC Comment Letter
Dated April 19, 2005

Form S-1

Financial Statements

Note 6.    Long-Term Debt—Page F-20

1.
Refer to our prior comment 9. We see you indicate you account for the protection payment and the impact of the protection payment on the $3 Million Note as embedded derivative instruments under Statement 133. Please supplementally provide us with the specific paragraphs therein (or provide us with references to other authoritative generally accepted accounting principles) that support accounting for these contractual terms as derivatives. Tell us (quantify) how your financial statements would change if the "embedded derivatives" were accounted for as contingencies under Statement 5 rather than derivatives. Finally, revise this note to clarify, if true, that what you are accounting for is (a) the "protection payment", which relates to the $7.5 Million Note and (b) the impact on the $3 Million Note of the protection payment as well as the timing of any repayment on the notes. Also, revise the filing to better describe your accounting for both the Notes and the protection payment. We may have further comments after reviewing your response and revisions.

The Company accounted for the Protection Payment embedded in the $7.5 Million Note and the reduction of the Protection Payment embedded in the $3.0 Million Note as embedded derivative instruments in accordance with paragraphs 12 and 13 of SFAS 133, as amended. The Protection Payment satisfies the criteria of paragraph 12 because the Protection Payment would modify the cash flow that would be required by the host contract whether unconditional or contingent, upon the occurrence of specified events. While the Protection Payment alters net interest payments that would be paid, making the Protection Payment closely related to the debt host contract as defined in paragraph 13, the Protection Payment satisfies the condition provided in paragraph 13(b) in that the Protection Payment could at least double the initial rate of return of the debt host and could result in a rate of return that is at least twice what the market return would otherwise be for a contract with terms similar to the debt host contract.

Hypothetically, if the Company were to account for the Protection Payment as contingencies in accordance with SFAS 5, the Company would have recorded a "loss contingency" of $1 million with respect to Protection Payment embedded in the $7.5 Million Note since, prior to the issuance of the consolidated financial statements, the Company had elected to increase the principal balance of the $7.5 Million Note by $1.0 million, thus meeting the standard of probable and estimable. Since the reduction of the Protection Payment embedded in the $3.0 Million Note would have represented a "gain contingency," no amount would be reflected in the consolidated financial statements in accordance with paragraph 17 of SFAS 5, and only disclosure of the gain contingency would be made in the notes to the consolidated financial statements.

The Company has revised Note 6 to the consolidated financial statements in response to the Staff's comment to clarify what the Company is accounting for is (1) the Protection Payment, which relates to the $7.5 Million Note and (2) the impact on the $3.0 Million Note of the Protection Payment as well as the timing of any repayment on the notes. We have also revised Note 6 to the consolidated financial statements to better describe the accounting for the notes and the Protection Payment. Please see the marked changes on page F-22.

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Attachment A
to
Response #1 to SEC Comment Letter
Dated April 19, 2005

law. Financial covenants under the $7.5 Million Note require that Silipos maintain a tangible net worth of at least $4.5 million and prohibits the Company from incurring any additional indebtedness except to borrow up to $3.5 million for working capital, any amounts that would have been required to be paid for the purchase of Poly-Gel pursuant to the Put Option, and equipment or capital leases up to a maximum of $500,000.

The $3.0 Million Note provides for a default interest rate of 11% per annum escalating by 3% per annum every 90 days thereafter up to the maximum rate permitted by law. A default under the $7.5 Million Note constitutes a default under the $3.0 Million Note. The $3.0 Million Note will be reduced by half of any Protection Payment actually made pursuant to the $7.5 Million Note if both the $7.5 Million Note and the $3.0 Million Note are repaid prior to March 31, 2006.

The Company accrued interest expense of $103,125 and $41,250 with respect to the $7.5 Million Note and the $3.0 Million Note, respectively in 2004.

The Company recorded the $7.5 Million Note and the $3.0 Million Note at their face value which represented the fair value of the notes on their date of issuance. The Company determined that the Protection Payment relating to the $7.5 Million Note and the potential reduction of the principal amount of the $3.0 Million Note by the Protection Payment represent embedded derivative instruments and thus accounted for them under SFAS 133 by fair valuing and subsequently marking both derivative instruments to market through earnings. As of December 31, 2004, management determined that there were two possible scenarios:

(i)
that the Company's proposed offering of 5,000,000 shares of common stock would be successfully completed and that a portion of the proceeds would be utilized to repay both the $7.5 Million Note and the $3.0 Million Note prior to March 31, 2006; or

(ii)
that the proposed offering would not be completed and that the Company would not be able to meet its obligations under the two notes.

Further, management determined at the valuation date that it would not be able to prepay the $7.5 Million Note by March 31, 2005, thus requiring a Protection Payment (see Note 15, "Subsequent Event"). Management also gave a probability weighting to the two possible alternatives to making the Protection Payment in its analysis.

The derivative instruments embedded in the $7.5 Million Note and the $3.0 Million Note were valued using the discounted cashflow method. The Company projected expected payments of interest and principal as of December 31, 2004 (the Valuation Date) and discounted the payments to present value at a discount rate reflected in the inherent level of risk. The same discount rate was used for each derivative instrument since management believes that the same risk of not completing the offering was applicable to both derivative instruments.

The derivatives are embedded in each note, because to the extent there is a payment made pursuant to the $7.5 Million Note, there is a derivative relating to the potential reduction of the principal of the $3.0 Million Note based upon the repayment of both notes by March 31, 2006. Thus, each component of the Protection Payment was fair valued. The Company recorded $486,000 as an increase in the basis of the $7.5 Million Note to record the estimated fair value of the Protection Payment liability under the $7.5 Million Note at December 31, 2004. Additionally, the Company recorded $263,000 as a reduction of the basis of the $3.0 Million Note, to record the estimated fair value of the Protection Payment under the $3.0 Million Note at December 31, 2004. The Company believes that it will not be able to prepay the $7.5 Million Note in full by March 31, 2005, and on March 15, 2005, the Company provided notice to the Seller to increase the principal balance by the $1 million Protection Payment as of April 1, 2005.

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Response #2 to SEC Comment Letter
Dated April 19, 2005

Form S-1

Financial Statements

Note 6. Long-Term Debt—Page F-20

1.
Refer to our prior comment 9. We see you indicate you account for the protection payment and the impact of the protection payment on the $3 Million Note as embedded derivative instruments under Statement 133. Please supplementally provide us with the specific paragraphs therein (or provide us with references to other authoritative generally accepted accounting principles) that support accounting for these contractual terms as derivatives. Tell us (quantify) how your financial statements would change if the "embedded derivatives" were accounted for as contingencies under Statement 5 rather than derivatives. Finally, revise this note to clarify, if true, that what you are accounting for is (a) the "protection payment", which relates to the $7.5 Million Note and (b) the impact on the $3 Million Note of the protection payment as well as the timing of any repayment on the notes. Also, revise the filing to better describe your accounting for both the Notes and the protection payment. We may have further comments after reviewing your response and revisions.

  The Company accounted for the Protection Payment embedded in the $7.5 Million Note and the reduction of the Protection Payment embedded in the $3.0 Million Note as embedded derivative instruments in accordance with paragraphs 12 and 13 of SFAS 133, as amended. The Protection Payment satisfies the criteria of paragraph 12 because the Protection Payment would modify the cash flow that would be required by the host contract whether unconditional or contingent, upon the occurrence of specified events. While the Protection Payment alters net interest payments that would be paid, making the Protection Payment closely related to the debt host contract as defined in paragraph 13, the Protection Payment satisfies the condition provided in paragraph 13(b) in that the Protection Payment could at least double the initial rate of return of the debt host and could result in a rate of return that is at least twice what the market return would otherwise be for a contract with terms similar to the debt host contract. Additionally, the Company considered paragraphs 61(a) and (c) in determining that paragraph 13(b) was the applicable literature followed with respect to the Protection Payment. Paragraph 61(a) in effect relies upon the criteria established under paragraph 13(b). Paragraph 61(c) does not apply because the Protect Payment does not result from the creditworthiness of the debtor (Company) but rather is a yield enhancement payment to the note holder. Further, the interest rate increases over the term of the loan are attributable to the passage of time and are not tied to its credit risk related covenants, a change in the debtors published credit rating,or a change in the debtor's creditworthiness indicated by a change in its interest rate spreads over treasury bonds.

  Hypothetically, if the Company were to account for the Protection Payment as contingencies in accordance with SFAS 5, the Company would have recorded a "loss contingency" of $1 million with respect to Protection Payment embedded in the $7.5 Million Note since, prior to the issuance of the consolidated financial statements, the Company had elected to increase the principal balance of the $7.5 Million Note by $1.0 million, thus meeting the standard of probable and estimable. Since the reduction of the Protection Payment embedded in the $3.0 Million Note would have represented a "gain contingency," no amount would be reflected in the consolidated financial statements in accordance with paragraph 17 of SFAS 5, and only disclosure of the gain contingency would be made in the notes to the consolidated financial statements.

  The Company has revised Note 6 to the consolidated financial statements in response to the Staff's comment to clarify what the Company is accounting for is (1) the Protection Payment, which relates to the $7.5 Million Note and (2) the impact on the $3.0 Million Note of the Protection Payment as well as the timing of any repayment on the notes. We have also revised Note 6 to the consolidated financial statements to better describe the accounting for the notes and the Protection Payment. Please see the marked changes on page F-22.

2

Attachment A
to
Response #2 to SEC Comment Letter Dated April 19, 2005

law. Financial covenants under the $7.5 Million Note require that Silipos maintain a tangible net worth of at least $4.5 million and prohibits the Company from incurring any additional indebtedness except to borrow up to $3.5 million for working capital, any amounts that would have been required to be paid for the purchase of Poly-Gel pursuant to the Put Option, and equipment or capital leases up to a maximum of $500,000.

The $3.0 Million Note provides for a default interest rate of 11% per annum escalating by 3% per annum every 90 days thereafter up to the maximum rate permitted by law. A default under the $7.5 Million Note constitutes a default under the $3.0 Million Note. The $3.0 Million Note will be reduced by half of any Protection Payment actually made pursuant to the $7.5 Million Note if both the $7.5 Million Note and the $3.0 Million Note are repaid prior to March 31, 2006.

The Company accrued interest expense of $103,125 and $41,250 with respect to the $7.5 Million Note and the $3.0 Million Note, respectively in 2004.

The Company recorded the $7.5 Million Note and the $3.0 Million Note at their face value which represented the fair value of the notes on their date of issuance. The Company determined that the Protection Payment relating to the $7.5 Million Note and the potential reduction of the principal amount of the $3.0 Million Note by the Protection Payment represent embedded derivative instruments and thus accounted for them under SFAS 133 by fair valuing and subsequently marking both derivative instruments to market through earnings. As of December 31, 2004, management determined that there were two possible scenarios:

(i)
that the Company's proposed offering of 5,000,000 shares of common stock would be successfully completed and that a portion of the proceeds would be utilized to repay both the $7.5 Million Note and the $3.0 Million Note prior to March 31, 2006; or

(ii)
that the proposed offering would not be completed and that the Company would not be able to meet its obligations under the two notes.

Further, management determined at the valuation date that it would not be able to prepay the $7.5 Million Note by March 31, 2005, thus requiring a Protection Payment (see Note 15, "Subsequent Event"). Management also gave a probability weighting to the two possible alternatives to making the Protection Payment in its analysis.

The derivative instruments embedded in the $7.5 Million Note and the $3.0 Million Note were valued using the discounted cashflow method. The Company projected expected payments of interest and principal as of December 31, 2004 (the Valuation Date) and discounted the payments to present value at a discount rate reflected in the inherent level of risk. The same discount rate was used for each derivative instrument since management believes that the same risk of not completing the offering was applicable to both derivative instruments.

The derivatives are embedded in each note, because to the extent there is a payment made pursuant to the $7.5 Million Note, there is a derivative relating to the potential reduction of the principal of the $3.0 Million Note based upon the repayment of both notes by March 31, 2006. Thus, each component of the Protection Payment was fair valued. The Company recorded $486,000 as an increase in the basis of the $7.5 Million Note to record the estimated fair value of the Protection Payment liability under the $7.5 Million Note at December 31, 2004. Additionally, the Company recorded $263,000 as a reduction of the basis of the $3.0 Million Note, to record the estimated fair value of the Protection Payment under the $3.0 Million Note at December 31, 2004. The Company believes that it will not be able to prepay the $7.5 Million Note in full by March 31, 2005, and on March 15, 2005, the Company provided notice to the Seller to increase the principal balance by the $1 million Protection Payment as of April 1, 2005.

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Response to
May 3, 2005 Telephone
Call with the SEC

We respond as follows to your most recent inquiry relating to our submission dated April 26, 2005, a copy of which is attached hereto:

  1.     The $7.5 Million Note and the $3.0 Million Note (exhibits) appear silent as it relates to the 3% increases in the interest rate in the event of a default, while the financial statements and other disclosures describe those increases as "per-annum"? Please clarify.

  The increases are per annum. The $3.0 Million Note in Section 3 does describe the default rates of 11% and 12% as per annum and describes a 3% increase which is intended to be per annum. The $7.5 Million Note also describes these defaults rates as 12%, increasing by 3%, but the intent was clearly to describe per annum interest rates.

  2.     Describe the accounting impact of the occurrence of each event that would constitute a default under each Note.

  In the event of any default under the Notes (whether a payment or covenant default) the Company would begin accruing interest expense at the default rate.

  3a.   Analyze the effect of SFAS 133 paragraph 13 on the default rates ("Interest Rate Resets") under the $3.0 Million Note and the $7.5 Million Note, respectively.)

  The Interest Rate Resets do not fall under SFAS 133 paragraph 13 because paragraph 13 relates only to situations wherein the "underlying is an interest rate or interest rate index" (as opposed to the Protection Payment which is based upon the Company's option to defer payment.) Since events of default (based upon debt covenants which are credit related) do not relate to an interest rate or interest rate index, we have concluded that paragraph 13 would not apply to the Interest Rate Resets.

  We refer back to our response of April 26, 2005. When we discussed the non applicability of paragraph 61(c), we were referring only to the Protection Payment. The Interest Rate Resets are related to credit and the creditworthiness of the Company and therefore are clearly and closely related to the debt host instrument pursuant to paragraph 61(c). That conclusion notwithstanding, even if the Interest Rate Resets were deemed not to be clearly and closely related and required bifurcation, the fair value of the Interest Rate Resets at the balance sheet date would be de minimus based upon our analysis. The Company believes that the likelihood of an Interest Rate Resets being triggered is remote and further, if they did, the realization of any payments related to the Interest Rate Reset, if any, would be insignificant.

  3b.   Were the Notes were modified or cancelled and reissued. What accounting changes were caused by the amendments?

  The Notes were physically cancelled and reissued. The Company will account for this transaction in accordance with EITF 96-19. The Company currently expects to account for the cancellation and re-issuance of the Notes as a modification due to the fact that the change in present value of the cash flows under the new debt instrument results in a less than 10% difference as compared to the present value of the remaining cash flows under the terms of the original instruments at the date of modification. Because this issue impacts the recently ended quarter of March 31, 2005, the Company has not yet completed its analysis as to whether or not there is a modification or cancelled and re-issuance of instruments under EITF 96-19.

2

Response to SEC Comment Letter
Dated May 10, 2005

OVERVIEW:

Based upon the comments made by the staff during the May 10, 2005 telephone conference, we propose to revise our accounting for the $7.5 Million Note and the $3.0 Million Note as described below.

Accounting Treatment for the $7.5 Million Note

The $7.5 Million Note consists of two components. The first component is a fixed rate (5.5%) debt instrument that matures on March 31, 2005. The second component is a term extending option, granting the Company the right but not the obligation, to extend the maturity of the $7.5 Million Note to March 31, 2006. The Protection Payment provision provides the Company with the ability to extend the maturity of the debt by one year in exchange for an additional payment (either a $500,000 payment at March 31, 2005, or an increase in the principal amount by $1,000,000 effective April 1, 2005 which is due to be paid on March 31, 2006) and also increases the coupon rate from 5.5% to 7.5%. The decomposition of the $7.5 Million Note described in this paragraph is consistent with the example provided of the increasing-rate debt in EITF 86-15. The example of an increasing-rate debt instrument provided in EITF 86-15 is as follows:

    "A debt instrument matures three months from the date of issuance but can be extended at the option of the borrower for another three months at each maturity date until final maturity five years from original issuance. The interest rate on the note increases a specified amount each time the note is renewed."

In the status section, EITF 86-15 further states:

    "The term-extending provisions of the debt instrument should be analyzed to determine whether those provisions constitute an embedded derivative that warrants separate accounting as a derivative under Statement 133. Paragraph 12 indicates that an embedded derivative that is clearly and closely related to the host contract does not warrant separate accounting. Since the instrument's interest rate is not reset to the approximate current market rate for the extended term (evident from the fact that the interest rate is preset), the embedded derivative would not be considered clearly and closely related to the host contract under paragraph 12(a); thus, if the other criteria in paragraph 12 are met, the embedded derivative would warrant separate accounting. (The guidance in Statement 133 Implementation Issue No. A13, "Whether Settlement Provisions That Require a Structured Payout Constitute Net Settlement under Paragraph 9(a)," may be relevant to determining whether the requirements in paragraph 12(c) have been met.)"

Based upon the guidance in paragraph 61(g) of SFAS 133, the Protection Payment (term-extending option) is an embedded derivative that is not clearly and closely related to the debt host since the coupon rate does not reset to approximate a market rate concurrent with the exercise of the term extending option because the rate was fixed at the inception of the contract. The notional amount is $7,500,000 and the underlying is the $7.5 Million Note. However, the Protection Payment does not require bifurcation since the embedded feature does not meet the net settlement provision of paragraph 6(c) of SFAS 133. The reasons the Protection Payment does not satisfy the net settlement provision are as follows:

  •
  It does not contain an explicit or implicit net settlement provision as described in paragraph 9a;

  •
  A market mechanism, as described in paragraph 9b, does not exist that would facilitate the net settlement of the Protection Payment; and

  •
  The referenced asset ($7.5 Million Note) is not readily convertible to cash as described in paragraph 9c because the $7.5 Million Note is not publicly traded.

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Accordingly, since the Protection Payment does not satisfy the net settlement requirement in paragraph 6(c) of FAS 133, it does not satisfy the requirement in paragraph 12(c) for bifurcation of the embedded derivative.

EITF 86-15 addresses the calculation of interest cost on increasing-rate debt. The consensus reached in that issue provided a mechanism whereby the expected life of the borrowings would be estimated and a weighted average amount of borrowings at the stated (increasing) rate over the expected term of the borrowings.

The following is the specific guidance on the accounting for interest cost:

    The Task Force reached a consensus that the borrower's periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. [Note: This consensus has been partially nullified by Statement 133. See STATUS section.] In estimating the term of the debt, the borrower would consider its plans, ability, and intent to service the debt.

In addition, EITF 86-15 provided guidance on the amortization of debt issuance costs as follows:

    Debt issue costs should be amortized over the same period used in the interest cost determination. If the debt is paid at par prior to its estimated maturity, any excess interest accrued would be an adjustment of interest expense and not considered an extraordinary item under Statement 4.

We view the Protection Payment on the $7.5 Million Note as additional interest cost in addition to the increasing coupon from 5.5% to 7.5%. Accordingly, we believe the guidance in EITF 86-15 should be followed with respect to the $7.5 Million Note.

Accounting Treatment for the $3.0 Million Note

The $3.0 million note consists of two components. The first component is a fixed rate (5.5%) debt instrument that matures on December 31, 2009. The second component is a call option that provides for the principal amount of the $3.0 Million Note to be reduced by an amount equal to 50% of the Protection Payment made on the $7.5 Million Note if both the $3.0 Million Note and the $7.5 Million Note have been repaid in full by March 31, 2006. It is not necessary for both notes to be repaid simultaneously, but the $7.5 Million Note must be repaid prior to or simultaneously with the $3.0 Million Note in order for the principal amount of the $3.0 Million Note to be reduced.

The call option present in the $3.0 Million Note ("Refund Provision") is an embedded derivative that requires bifurcation and separate accounting treatment. The Refund Provision represents a call option exercisable by the Company to redeem the $3.0 Million Note at a discount subject to certain contingencies being satisfied.

Paragraph 13(a) of FAS 133 concludes that an interest rate related embedded derivative is not clearly and closely related to a debt host if "The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment." In the case of the $3.0 Million Note and given the Refund Provision, the $3.0 Million Note may be settled in such a way that the investor would not recover at least 90% (i.e. $3 million less $500,000 Refund Provision, or $2.5 million/$3 million=~83%) of the initial recorded amount of $3 million. Accordingly, we conclude that the Refund Provision is not clearly and closely related to the $3 million debt host.

In the examples provided in DIG B-16 (refer to example 4), the FASB appears to have concluded that call options embedded in debt that are not considered clearly and closely related to the host contract are net settleable. This conclusion appears to be consistent with the tentative conclusion reached in DIG B-38. Accordingly, we believe, based on the guidance in DIG B-16, that the Refund Provision satisfies the net settlement requirement. Additionally, we believe the Refund Provision satisfies the

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remaining characteristics of the definition of a derivative as described in paragraph 6 of FAS 133. That is, the call option has:

  •
  A notional amount equal to $3.0 million;

  •
  One or more underlyings (represented by the price of the $3.0 Million Note, whether a Protection Payment was made on the $7.5 Million Note; and whether the $7.5 Million Note is repaid before or at the time of repayment of $3.0 Million Note); and

  •
  A significant initial net investment was not required since it was an option embedded in the hybrid, and according to paragraph 12c, the net investment in the hybrid should not be considered to be the net investment in the embedded derivative.

SEC COMMENTS

1.
Please describe for us the terms of the embedded derivative in the $7.5 Million Note and the terms of the embedded derivative in the $3.0 Million Note as if each of these derivatives were freestanding instruments separate from their respective host contracts. Please ensure you explicitly identify the underlying and notional or payment provision for both of these derivatives.

  Please refer to the OVERVIEW for a description of the terms of the embedded derivatives in the $7.5 Million Note and $3.0 Million Note and our reevaluation of the accounting for such embedded derivatives.

2.
In your April 26, 2005 response 1, you provide a SFAS 133 analysis on the basis that the embedded derivative in the $7.5 Million Note and the embedded derivative in the $3.0 Million Note are "Protection Payments." In our telephone conference on May 10, 2005, you indicated the embedded derivative may be a term extending option and/or purchased options. Please consider the need to revise and/or supplement your April 26, 2005 SFAS 133 analysis based on your response to comment 1 above.

  Please refer to the OVERVIEW for our revised analysis of the Protection Payment embedded in the $7.5 Million Note and the Refund Provision embedded in the $3.0 Million Note.

3.
Please tell us how you accounted for the embedded derivative in the $7.5 Million Note and the embedded derivative in the $3.0 Million Note upon the issuance at September 30, 2004. Please ensure your response addresses the following points:

A.
Tell us whether you determined the fair value of the embedded derivatives at September 30, 2004 based on market participant assumptions. If not, please tell us how you considered the requirements of paragraph 20 of SFAS 141.

    With the assistance of a third-party appraiser, the Company determined that the terms of the $7.5 Million Note and the $3.0 Million Note, when issued on September 30, 2004, were issued at market terms and therefore concluded the face amount (carrying value) of the notes approximated their fair value. Further, at the time of the acquisition, the Company was negotiating with banks and other lenders for debt financing with not materially different terms but ultimately entered into the agreements with the Seller because of time constraints.

    With the assistance of a third-party appraiser, the Company determined that fair value of the embedded derivative (Refund Provision) in the $3.0 Million Note had a de minimus value as of September 30, 2004, December 31, 2004 and March 31, 2005. Fair value was determined based upon market participant assumptions with regard to what a willing buyer would be willing to pay for the embedded derivative as if it was a freestanding financial instrument. In

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    determining the fair market value to an unrelated market participant, the appraisers considered:

    (i)
    it is a private transaction;

    (ii)
    there is no fluid market for this type of transaction;

    (iii)
    there are few, if any, comparables; and

    (iv)
    the number of conditions that are outside the Company's control, e.g., the public equity markets, environment, and the relatively short period of time to refinance are significant and result in a high risk scenario.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    Accordingly, in accordance with paragraph 20 of SFAS 141, since the fair value of the embedded derivative in the $3.0 Million Note was de minimus at September 30, 2004, and the embedded derivative in the $7.5 Million Note did not require bifurcation, no amounts were allocated from the carrying amount of the notes. Since the carrying amount of the notes approximated their fair value, no further additional fair value allocations were required.

  B.
  Tell us where you presented the embedded derivatives on the balance sheet. Please cite the basis for your presentation.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    Based on our revised analysis, the fair value of the embedded derivative in the $3.0 Million Note was determined to be de minimus (see 3.A. above) and, accordingly, no asset was recorded at September 30, 2004.

  C.
  In our telephone conference on May 10, 2005 you suggested that the fair value of the embedded derivative in the $7.5 Million Note and the embedded derivative in the $3.0 Million Note may be de minimus. Please explain the basis for your assertion.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    See Comment 3.A. with respect to our conclusion why the fair value of the embedded derivative is de minimus.

  D.
  We understood you to indicate in our May 10, 2005 telephone conference that the recognition of the derivative embedded in the $7.5 Million Note and the derivative embedded in the $3.0 Million Note results in a premium and a discount, respectively, on the respective debt hosts which are then amortized/accreted using the effective interest method. Please confirm our understanding. Please tell us the terms used for each debt host to account for the respective premium or discount.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    Based on our revised analysis, the fair value of the embedded derivative in the $3.0 Million Note was determined to be de minimus (see 3.A. above) and, accordingly, no asset was recorded at September 30, 2004.

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    Accordingly, no premium or discount on either the $7.5 Million Note or the $3.0 Million Note was recognized.

  E.
  To facilitate our analysis, please provide us with the journal entries you recorded to account for the derivatives at issuance.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    Based on our revised analysis, the fair value of the embedded derivative in the $3.0 Million Note was determined to be de minimus (see 3.A. above) and, accordingly, no asset was recorded at September 30, 2004.

4.
For each reporting period subsequent to issuance, please identify for us the changes in the carrying value of the embedded derivative in the $7.5 Million Note and the embedded derivative in the $3.0 Million Note. For each change, please address the following:

A.
Please identify for us the change in market participant assumptions that resulted in the change in carrying value.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    Based on our revised analysis, the fair value of the embedded derivative in the $3.0 Million Note was determined to be de minimus at September 30, 2004, December 31, 2004 and March 31, 2005 (see 3.A. above) and, accordingly, no there was no change in fair value for the quarter ended December 31, 2004 or March 31, 2005.

  B.
  Please reconcile this response to the financial statement Note 6 disclosure in the last paragraph on page F-22 and the table on page F-23.

    Based upon our revised analysis, we will revise our footnote disclosure to more clearly describe the terms of and our accounting for the embedded derivative in the $3.0 Million Note and our accounting for the $7.5 Million Note in accordance with EITF 86-15.

  C.
  To facilitate our analysis, please provide us with the journal entries you recorded to account for these derivatives in each reporting period.

    Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note does not require bifurcation. Please refer to the OVERVIEW section for our conclusion reached with this respect.

    Based on our revised analysis, the fair value of the embedded derivative in the $3.0 Million Note was determined to be de minimus at September 30, 2004, December 31, 2004 and March 31, 2005 (see 3.A. above) and, accordingly, no there was no change in fair value for the quarter ended December 31, 2004 or March 31, 2005.

    Based upon the above, no journal entries would need to be recorded to account for the aforementioned embedded derivatives at September 30, 2004, December 31, 2004 and March 31, 2005.

5.
In our May 10, 2005 telephone conference, you suggest that the embedded derivative in the $7.5 Million Note may be a term-extending option. Please tell us if you believe this view is appropriate. If it is a term-extending option, which would appear to be an asset, please tell us how it can have a negative fair value.

6

  Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note is a term-extending option that does not require bifurcation. Since the Protection Payment did not require bifurcation, the $7.5 Million Note was accounted for as increasing-rate debt in accordance with EITF 86-15. Please refer to the OVERVIEW section for our conclusion reached with this respect.

6.
In our May 10, 2005 telephone conference, you suggest that the embedded derivative in the $7.5 Million Note may be a purchased option to call the debt at March 31, 2005. Please tell us if you believe this view is appropriate. Please clarify whether under this view the purchased call option would have more than de minimus value at each reporting date. If you view the embedded derivative as a purchased call option, please also tell us how you considered the guidance EITF 86-15 in determining your accounting for the debt host.

  Based upon our revised analysis, the embedded derivative (Protection Payment) in the $7.5 Million Note is a term-extending option that does not require bifurcation. Since the Protection Payment did not require bifurcation, the $7.5 Million Note was accounted for as increasing-rate debt in accordance with EITF 86-15. Please refer to the OVERVIEW section for our conclusion reached with this respect.

7.
Please tell us how under your accounting model the $3.0 Million Note and related embedded derivative would be accounted for if the $7.5 Million Note and related Protection Payment were paid.

  Based upon our revised analysis, if the $7.5 Million Note and the related Protection Payment were paid, the $3.0 Million Note would continue to be recorded at its carrying value and the embedded derivative (Refund Provision) would continue to be fair valued using market participant assumptions at each balance sheet date with changes in fair value being recorded through earnings.

8.
It appears that your financial statement footnote disclosure may not clearly describe the terms of and your accounting for the embedded derivative in the $7.5 Million Note and the embedded derivative in the $3.0 Million Note and the respective debt hosts. For example, in the last paragraph on page F-22 it is not clear what the underlying of the embedded derivatives are and whether those embedded derivatives represent assets or liabilities. Similarly, it is unclear how you are accounting for the premium and/or discount on the debt host which results from recognizing the embedded derivatives. Please consider the need for revised disclosure.

  Based upon our revised analysis, we will revise our footnote disclosure to more clearly describe the terms of and our accounting for the embedded derivative in the $3.0 Million Note and our accounting for the $7.5 Million Note in accordance with EITF 86-15.

7

Response to May 17, 2005
Telephone Call with the SEC

OVERVIEW:

Based upon the comments made by the staff during the May 10, 2005 telephone conference, we propose to revise our accounting for the $7.5 Million Note and the $3.0 Million Note as described below.

Accounting Treatment for the $7.5 Million Note

The $7.5 Million Note consists of two components. The first component is a fixed rate (5.5%) debt instrument that matures on March 31, 2005. The second component is a term extending option, granting the Company the right but not the obligation, to extend the maturity of the $7.5 Million Note to March 31, 2006. The Protection Payment provision provides the Company with the ability to extend the maturity of the debt by one year in exchange for an additional payment (either a $500,000 payment at March 31, 2005, or an increase in the principal amount by $1,000,000 effective April 1, 2005 which is due to be paid on March 31, 2006) and also increases the coupon rate from 5.5% to 7.5%. The decomposition of the $7.5 Million Note described in this paragraph is consistent with the example provided of the increasing-rate debt in EITF 86-15. The example of an increasing-rate debt instrument provided in EITF 86-15 is as follows:

  "A debt instrument matures three months from the date of issuance but can be extended at the option of the borrower for another three months at each maturity date until final maturity five years from original issuance. The interest rate on the note increases a specified amount each time the note is renewed."

In the status section, EITF 86-15 further states:

  "The term-extending provisions of the debt instrument should be analyzed to determine whether those provisions constitute an embedded derivative that warrants separate accounting as a derivative under Statement 133. Paragraph 12 indicates that an embedded derivative that is clearly and closely related to the host contract does not warrant separate accounting. Since the instrument's interest rate is not reset to the approximate current market rate for the extended term (evident from the fact that the interest rate is preset), the embedded derivative would not be considered clearly and closely related to the host contract under paragraph 12(a); thus, if the other criteria in paragraph 12 are met, the embedded derivative would warrant separate accounting. (The guidance in Statement 133 Implementation Issue No. A13, "Whether Settlement Provisions That Require a Structured Payout Constitute Net Settlement under Paragraph 9(a)," may be relevant to determining whether the requirements in paragraph 12(c) have been met.)"

Based upon the guidance in paragraph 61(g) of SFAS 133, the Protection Payment (term-extending option) is an embedded derivative that is not clearly and closely related to the debt host since the coupon rate does not reset to approximate a market rate concurrent with the exercise of the term extending option because the rate was fixed at the inception of the contract. The notional amount is $7,500,000 and the underlying is the $7.5 Million Note. However, the Protection Payment does not require bifurcation since the embedded feature does not meet the net settlement provision of paragraph 6(c) of SFAS 133. The reasons the Protection Payment does not satisfy the net settlement provision are as follows:

  •
  It does not contain an explicit or implicit net settlement provision as described in paragraph 9a;

  •
  A market mechanism, as described in paragraph 9b, does not exist that would facilitate the net settlement of the Protection Payment; and

  •
  The referenced asset ($7.5 Million Note) is not readily convertible to cash as described in paragraph 9c because the $7.5 Million Note is not publicly traded.

Accordingly, since the Protection Payment does not satisfy the net settlement requirement in paragraph 6(c) of FAS 133, it does not satisfy the requirement in paragraph 12(c) for bifurcation of the embedded derivative.

EITF 86-15 addresses the calculation of interest cost on increasing-rate debt. The consensus reached in that issue provided a mechanism whereby the expected life of the borrowings would be estimated and a weighted average amount of borrowings at the stated (increasing) rate over the expected term of the borrowings.

The following is the specific guidance on the accounting for interest cost:

  The Task Force reached a consensus that the borrower's periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. [Note: This consensus has been partially nullified by Statement 133. See STATUS section.] In estimating the term of the debt, the borrower would consider its plans, ability, and intent to service the debt.

In addition, EITF 86-15 provided guidance on the amortization of debt issuance costs as follows:

  Debt issue costs should be amortized over the same period used in the interest cost determination. If the debt is paid at par prior to its estimated maturity, any excess interest accrued would be an adjustment of interest expense and not considered an extraordinary item under Statement 4.

We view the Protection Payment on the $7.5 Million Note as additional interest cost in addition to the increasing coupon from 5.5% to 7.5%. Accordingly, we believe the guidance in EITF 86-15 should be followed with respect to the $7.5 Million Note.

Accounting Treatment for the $3.0 Million Note

The $3.0 million note consists of two components. The first component is a fixed rate (5.5%) debt instrument that matures on December 31, 2009. The second component is a call option that provides for the principal amount of the $3.0 Million Note to be reduced by an amount equal to 50% of the Protection Payment made on the $7.5 Million Note if both the $3.0 Million Note and the $7.5 Million Note have been repaid in full by March 31, 2006. It is not necessary for both notes to be repaid simultaneously, but the $7.5 Million Note must be repaid prior to or simultaneously with the $3.0 Million Note in order for the principal amount of the $3.0 Million Note to be reduced.

The call option present in the $3.0 Million Note ("Refund Provision") is an embedded derivative that requires bifurcation and separate accounting treatment. The Refund Provision represents a call option exercisable by the Company to redeem the $3.0 Million Note at a discount subject to certain contingencies being satisfied.

Paragraph 13(a) of FAS 133 concludes that an interest rate related embedded derivative is not clearly and closely related to a debt host if "The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment." In the case of the $3.0 Million Note and given the Refund Provision, the $3.0 Million Note may be settled in such a way that the investor would not recover at least 90% (i.e. $3 million less $500,000 Refund Provision, or $2.5 million/$3 million=~83%) of the initial recorded amount of $3 million. Accordingly, we conclude that the Refund Provision is not clearly and closely related to the $3 million debt host.

In the examples provided in DIG B-16 (refer to example 4), the FASB appears to have concluded that call options embedded in debt that are not considered clearly and closely related to the host contract are net settleable. This conclusion appears to be consistent with the tentative conclusion reached in DIG B-38. Accordingly, we believe, based on the guidance in DIG B-16, that the Refund Provision satisfies the net settlement requirement. Additionally, we believe the Refund Provision satisfies the remaining characteristics of the definition of a derivative as described in paragraph 6 of FAS 133. That is, the call option has:

  •
  A notional amount equal to $3.0 million;

  •
  One or more underlyings (represented by the price of the $3.0 Million Note, whether a Protection Payment was made on the $7.5 Million Note; and whether the $7.5 Million Note is repaid before or at the time of repayment of $3.0 Million Note); and

  •
  A significant initial net investment was not required since it was an option embedded in the hybrid, and according to paragraph 12c, the net investment in the hybrid should not be considered to be the net investment in the embedded derivative.

Materiality

Although we have determined our previous accounting for the $7.5 Million Note and the $3.0 Million Note was an error, as discussed below the Company does not believe the error is material to its consolidated financial statements for the year ended December 31, 2004 or that the effects of correcting the error in the first quarter of 2005 would have a material effect on its consolidated financial statements for that period.

The Company considered in the information in the attached Addendums assuming the revised accounting for the debt instruments was applied in the appropriate periods.

Quantitative Considerations:

Consolidated Balance Sheet at December 31, 2004:

The impact on the consolidated balance sheet as of December 31, 2004, had the Company revised its accounting for the debt instruments, would have been to reduce the $7.5 Million Note by approximately $229,000 and increase the $3.0 Million Note by approximately $263,000. The impact on captions "Total current liabilities", "Total liabilities" and "Total stockholders' equity" would have been an increase (decrease) of approximately $229,000, $34,000, and ($34,000), respectively, and expressed as a percentage of the recorded amounts would have been approximately 1.7%, 0.1%, and (0.7%), respectively.

Consolidated Statement of Operations for the year ended December 31, 2004:

The impact on the consolidated statement of operations for the year ended December 31, 2004, had the Company revised its accounting for the debt instruments, would have been to reduce the caption "Change in Fair Value of the Protection Payment" by $223,000 and increase the caption "Interest Expense" by $257,000. Both previously noted amounts are contained within the caption "Other expense, net" on the consolidated statement of operations for the year ended December 31, 2004. The impact on the captions "Other expense, net," "Income before income taxes" and "Net income" would have been an increase (decrease) of approximately $34,000, ($34,000) and ($34,000), respectively.

Based upon the nominal amount of net income reported for the year ended December 31, 2004, such amount expressed as a percentage of the recorded balances would not be considered meaningful. The Company looked to the dollar amount of the error and concluded that it was not probable that the judgment of a reasonable person relying on the Company's financial statements would not have changed or been influenced by a $34,000 decrease in "Net income." In other words, in assessing an amount that a reasonable person relying on the financial statements would consider material, the Company would look to other critical components of its financial statements such as assets, stockholders' equity or revenue to determine materiality and has concluded that such materiality would be significantly in excess of the $34,000 error.

Consolidated Statement of Operations for the three months ended March 31, 2005:

The impact on the consolidated statement of operations for the three months ended March 31, 2005, had the Company not reflect the revised its accounting for the debt instruments in the current period, would have been to reduce the caption "Interest expense" by $34,000. The impact on the captions "Other expense, net," "Income before income taxes" and "Net income" would have been an increase (decrease) of approximately ($34,000), $34,000 and $34,000, respectively, and expressed as a percentage of the recorded amounts would have been approximately (3.6%), 2.3%, and 2.4%, respectively.

Qualitative Considerations:

Based upon the analyses provided and assessing the correction of the error in relation to the trends of the Company in its financial position, the Company concluded that it was not probable that the judgment of a reasonable person relying on the financial statements would be changed or influenced by the correction of this error.

The Company also recognizes that materiality judgments are made in light of surrounding circumstances and necessarily involve not only quantitative, but qualitative factors and considered matters related to materiality discussed in Staff Accounting Bulletin ("SAB") No. 99.

Specifically, the Company evaluated each of the qualitative factors discussed in SAB No. 99 as follows:

1)
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

  The misstatements did not arise from an item capable of precise measurement. A fair amount of judgment and estimation was required to determine the fair value of the Refund Provision embedded in the $3.0 Million Note in addition to the assumptions used to determine the expected term of the $7.5 Million Note in order to amortize the interest costs associated with the Protection Payment in accordance with EITF 86-15.

2)
Whether the misstatement masks a change in earnings or other trends

  As shown the attached Addendums, the quantitatively small effect of the $34,000 misstatements in each of the year ended December 31, 2004 and the three months ended March 31, 2005 would not have changed the trend in net income of the Company. Additionally, the misstatement had no effect on operating income for either period.

3)
Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

  The Company believes that given the misstatements do not impact the Company's operating income, any analyst following the Company would exclude such misstatement from the determination of consensus expectations of the Company's performance.

4)
Whether the misstatement changes a loss into income or vice versa

  As shown the attached Addendums, the misstatements did not change the Company's net income to a net loss for any affected period.

5)
Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

  The misstatements would not affect any of the Company's business segments because, as previously indicated, the misstatement did not have any impact on the operating income of the Company.

6)
Whether the misstatement affects the registrant's compliance with regulatory requirements

  The misstatements did not affect the Company's compliance with regulatory requirements.

7)
Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

  The recording of the misstatements would not cause noncompliance with any debt covenants or other contractual requirements.

8)
Whether the misstatement has the effect of increasing management's compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

  Management's compensation is based on specifically identified financial and non-financial goals. The recording of the misstatements would have had no impact on management's compensation.

9)
Whether the misstatement involves concealment of an unlawful transaction.

  The recording of the misstatements did not involve the concealment of an unlawful transaction but rather the Company's misapplication of the accounting rules.

Conclusion

In considering the impact of the correction of the error on the financial statements and whether a restatement is required, the Company believes that:

  •
  The misstatement, when considered by period to which it relates, is clearly immaterial to any one period, both on an annual basis and on a quarterly basis;

  •
  Given the Company's operating history and trends, the misstatement would not be material to the estimated fiscal 2005 results of the Company; and

  •
  When considering the Company's current operating results and future period expectations, in our opinion, the impact of this misstatement on the period recorded, and on the prior period, would not influence or change the judgment of a reasonable person relying on the related financial statements.

The Company believes that the misstatements are not material to the Company's consolidated financial statements. Due to these factors and others disclosed previously, we respectfully believe that restatement should not be required.

However, the Company will expand the disclosure related to the Company's change in accounting in the notes to the consolidated financial statements of the three months ended March 31, 2005 which will be included in Amendment No. 5 of the Company's Registration Statement on Form S-1 and also in the Company's Quarterly Report on Form 10-Q. The following is an illustrative example of the proposed expanded footnote disclosure:

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

(b)   Correction of Errors

          During the three months ended March 31, 2005, the Company identified errors in the Company's 2004 annual financial statements with respect to the accounting relating to the $7.5 Million Note and the $3.0 Million Note (see Note 4—Long Term Debt). The Company has determined that these errors did not have a material impact on its financial position or results of operations for the year ended December 31, 2004 and, therefore, they have been corrected in the three months ended March 31, 2005. Note 4 to the consolidated financial statements describes the Company's current accounting with respect to the $7.5 Million Note and the $3.0 Million Note.

NOTE 4—LONG TERM DEBT

          On October 31, 2001, the Company completed the sale of $14,589,000 principal amount of its 4% convertible subordinated notes due August 31, 2006 (the "Notes"), in a private placement. Langer Partners, LLC, whose sole manager and voting member is Warren B. Kanders, the Company's Chairman of the Board of Directors, holds $2,500,000 principal amount of these Notes. The Notes are convertible into shares of the Company's common stock at a conversion price of $6.00 per share (equal to the market value of the Company's stock on October 31, 2001), subject to anti-dilution protections in the event that, among other things, the Company issues common stock or equity securities convertible into or exchangeable for common stock at a price below the conversion price of the Notes, and are subordinated to existing or future senior indebtedness of the Company. Among other provisions, the Company may, at its option, call, prepay, redeem, repurchase, convert or otherwise acquire (collectively, "Call") the Notes, in whole or in part after August 31, 2003. If the Company elects to Call any of the Notes, the holders of the Notes may elect to convert the Notes into the Company's common stock. Interest is payable semi-annually on the last day of June and December. Interest expense on these Notes for the three months ended March 31, 2005 and 2004 was $145,890.

          The Company received net proceeds of $13,668,067 from the offering of the Notes. The cost of raising these proceeds was $920,933, which is being amortized over the life of the Notes. The amortization of these costs for each of the three months ended March 31, 2005 and 2004 was $48,443 and was included in interest expense in the related consolidated statements of operations.

          The Company issued $1,800,000 in Promissory Notes in connection with the acquisition of Benefoot. $1,000,000 of the notes were repaid on May 6, 2003 and the balance was repaid on May 6, 2004. Related interest expense for the three months ended March 31, 2004 was approximately $8,000.

          On September 30, 2004, the Company completed the acquisition of all of the outstanding stock of Silipos (see Note 2 (a), "Acquisition of Silipos"). In connection with the acquisition of Silipos, the Company issued:

    (i)
    $5,500,000 principal amount of 7% senior subordinated notes due September 30, 2007 to ten accredited investors;

    (ii)
    $7,500,000 principal amount of 5.5% secured promissory note due March 31, 2006 (the "$7.5 Million Note") to SSL; and

    (iii)
    $3,000,000 principal amount of 5.5% promissory note due December 31, 2009 (the "$3.0 Million Note") to SSL.

          The $5,500,000 principal amount of 7% senior subordinated notes due September 30, 2007 were issued to fund the cash portion of the purchase price for Silipos. Langer Partners, LLC, whose sole manager and voting member is Warren B. Kanders, the Company's Chairman of the Board of Directors since November 12, 2004, holds $750,000 principal amount of these 7% senior subordinated notes due September 30, 2007. As part of such issuance, the Company also issued warrants to purchase 110,000 shares of its common stock at an exercise price of $0.02 per share, subject to adjustments under certain circumstances, which are exercisable until September 30, 2009, commencing the earlier of (i) six months after the refinancing or prepayment of such notes, or (ii) September 30, 2005. The fair value of the warrants at September 30, 2004 was determined to be $735,900, using the Black-Scholes pricing model and the following assumptions: risk free interest rate of 2.89%, dividend of 0%, volatility of 83%, and an expected life of three years. Such amount is being amortized over the term of the 7% senior subordinated notes due September 30, 2007, and recorded as an additional interest expense. Additionally, the Company issued 10,000 warrants, under the same terms as described above, to an unaffiliated third party for placing the debt which have a fair value of $75,800, using the Black-Scholes pricing model and the same assumptions used to value the other warrants. The Company recorded interest expense of $96,250 with respect to the 7% senior subordinated notes due September 30, 2007 and recorded interest expense of $58,090 with respect to the amortization of the warrants during the three months ended March 31, 2005. Additionally, the Company recorded amortization expense of $7,058 with respect to the debt placement fee during the three months ended March 31, 2005. The 7% senior subordinated notes had a carrying value of $4,879,588 and $4,821,498 on the balance sheets as of March 31, 2005 and December 31, 2004, respectively.

          The $7.5 Million Note is secured by the pledge of the stock of Silipos and, if not repaid in full on or before March 31, 2005, the Company was obligated to make an additional payment of $500,000 or the principal amount will be increased by $1 million (either payment a "Protection Payment"). Both the $7.5 Million Note and the $3.0 Million Note provide for semi-annual payments of interest at the rate of 5.5% per annum with the first payments due and paid February 1, 2005. Additionally, the interest rate on the $7.5 Million Note increased from 5.5% to 7.5% on April 1, 2005, and if not repaid on or before March 31, 2006, the interest rate will increase to 12% per annum, escalating 3% per annum for each additional 90 days thereafter up to the maximum rate permitted by law. Financial covenants under the $7.5 Million Note require that Silipos maintain a tangible net worth of at least $4.5 million and prohibits the Company from incurring any additional indebtedness except to borrow up to $3.5 million for working capital, any amounts that would have been required to be paid for the purchase of Poly-Gel pursuant to the Put Option, and equipment or capital leases up to a maximum of $500,000. The Company determined that the Protection Payment represented a term-extending option that did not meet the criteria for bifurcation under SFAS No. 133 in that there was no provision for net settlement. The Company followed the guidance of Emerging Issues Task Force Bulletin No. 86-15 which addresses the calculation of interest cost on increasing-rate debt and requires that interest costs should be determined using the interest method based on the estimated outstanding term of the debt. Accordingly, the Company recorded additional interest expense of approximately $304,000 (in excess of the initial coupon rate of 5.5%) as an increase to the carrying value of the $7.5 Million Note for the three months ended March 31, 2005.

          The $3.0 Million Note provides for a default interest rate of 11% per annum escalating by 3% per annum every 90 days thereafter up to the maximum rate permitted by law. A default under the $7.5 Million Note constitutes a default under the $3.0 Million Note. Under its original terms, the $3.0 Million Note would be reduced by half of any Protection Payment actually made pursuant to the $7.5 Million Note if both the $7.5 Million Note and the $3.0 Million Note are repaid prior to March 31, 2006. The Company determined that the right to reduce the $3.0 Million Note by 50% of the Protection Payment made on the $7.5 Million Note if both the $7.5 Million Note and the $3.0 Million Note have been repaid in full by March 31, 2006, represented a call option ("Refund Provision") that is an embedded derivative that met the criteria under SFAS No. 133 for bifurcation and separate accounting treatment. The exercise price pursuant to the call option under the $3.0 Million Note is equal to the principal amount of the $3.0 Million Note less any refund the Company is entitled to under the Refund Provision, based upon whether or not the $7.5 Million Note has been repaid and the date of exercise. The Company concluded that the Refund Provision embedded in the $3.0 Million Note is not clearly and closely related to the $3.0 Million Note because the $3.0 Million Note could be settled in such a way that the holder of the Note would not recover substantially all of its investment. After reaching this determination, the Company followed the guidance of DIG B-16, which concludes that call options embedded in debt that are not considered clearly and closely related to the debt itself are net settleable and thus require bifurcation. Accordingly, the Refund Provision was recorded at fair value at issuance date (September 30, 2004), and was and will be subsequently marked to market through earnings. The fair value of the Refund Provision embedded in the $3.0 Million Note was determined to be de minimus and accordingly, no asset was recorded at September 30, 2004. Based upon a fair market value analysis to an unrelated third-party market participant, the Refund Provision was valued at $0 at March 31, 2005 due to the uncertainties associated with this call option. In making this determination, consideration was given to the following factors: 1) the transaction was a negotiated private transaction; 2) there is no fluid or established market for this type of option or transaction; 3) there are few, if any, comparable options or transactions with which to compare the Refund Provision; and 4) a number of factors outside of the Company's control (e.g. the health of the public equity markets and the relatively short amount of time to refinance the Note) are significant and result in high risk scenarios relative to the value of the Refund Provision to an unrelated third-party market participant. Each of these factors was considered in making the determination that the fair market value of the Refund Provision was $0 at March 31, 2005.

          Both the $7.5 Million Note and the $3.0 Million Note are included as current liabilities in the balance sheet as of March 31, 2005, as it is the intention of the Company to repay them within the year. The Company accrued interest expense of approximately $407,000 (inclusive of approximately $304,000 of additional interest expense in excess of the initial coupon rate of 5.5%) and $41,000 with respect to the $7.5 Million Note and the $3.0 Million Note, respectively, in the three months ended March 31, 2005. The Company recorded the $7.5 Million Note and the $3.0 Million Note at their face value which represented the fair value of the notes on their date of issuance.

          On March 31, 2005, the Company entered into a settlement agreement and limited release among the parties to the Silipos purchase agreement. Under the terms of the settlement agreement, the parties exchanged mutual releases and agreed to a $232,000 reduction in the purchase price previously paid by the Company to SSL because Silipos did not satisfy certain minimum working capital requirements as of the closing date of the acquisition pursuant to the Silipos purchase agreement. The reduction to the purchase price is being satisfied by amending and restating the $7.5 Million Note, which is due on March 31, 2006 to reflect the reduction in the purchase price of $232,000. In addition, the $7.5 Million Note was amended and restated to reflect the Company's election on March 15, 2005, in accordance with the terms of the note, to increase the principal amount effective, April 1, 2005, by the $1,000,000 Protection Payment rather than to make an additional cash payment of $500,000 by March 31, 2005. As amended, the principal balance of the $7.5 Million Note is $8,268,000. The carrying value of the $7.5 Million Note was approximately $7,795,000 at March 31, 2005.

          Under the terms of the settlement agreement, the parties also agreed to amend and restate the $3.0 Million Note, which is due on December 31, 2009. The $3.0 Million Note was amended and restated to provide that the note will be reduced by $500,000 if the $7.5 Million Note is repaid in full on or before May 31, 2005, and will be further reduced by an additional $500,000 if both the $3.0 Million Note and the $7.5 Million Note have been repaid in full on or before March 31, 2006.

Addendum A
to
Response to May 17, 2005
Telephone Call with the SEC

Langer, Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2004

	As Reported	Correcting Adjustments	As Adjusted
Assets:
Cash and cash equivalents	$3,909,849		$3,909,849
Accounts receivable	7,055,505		7,055,505
Inventories	4,846,083		4,846,083
Prepaid expenses and other current assets	1,387,800	—	1,387,800

Total current assets	17,199,237	—	17,199,237
Property and equipment	7,181,277		7,181,277
Identifiable intangible assets	9,342,898		9,342,898
Goodwill	13,321,151		13,321,151
Other assets	762,013	—	762,013

Total assets	$47,806,576	$—	$47,806,576

Liabilities and Stockholders' Equity:
Current Liabilities:
Securred promissory note payable	$7,986,000	$(229,000)	$7,757,000
Obligation under Put Option	1,750,000		1,750,000
Accounts payable	1,139,953		1,139,953
Unearned revenue	670,513		670,513
Other current liabilities	4,265,345	—	4,265,345

Total current liabilities	15,811,811	(229,000)	15,582,811
Non-current liabilities:			—
Long-term debt:			—
Convertible notes	14,589,000		14,589,000
Promissory notes payable	2,737,000	263,000	3,000,000
Senior subordinated notes payable	4,821,498		4,821,498
Obligation under capital lease	2,700,000		2,700,000
Unearned revenue	116,000		116,000
Accrued pension expense	94,445		94,445
Deferred income taxes payable	1,639,610		1,639,610
Other liabilities	82,519	—	82,519

Total liabilities	42,591,883	34,000	42,625,883
Commitments and contingencies			—
Stockholders' equity:			—
Preferred stock	—		—
Common stock	90,101		90,101
Additional paid-in capital	14,441,541		14,441,541
Unearned stock compensation	(277,083)		(277,083)
Accumulated deficit	(8,784,352)	(34,000)	(8,818,352)
Accumulated other comprehensive loss	(140,057)	—	(140,057)

	5,330,150	(34,000)	5,296,150
Treasury stock	(115,457)	—	(115,457)

Total stockholders' equity	5,214,693	(34,000)	5,180,693

Total liabilities and stockholders' equity	$47,806,576	$—	$47,806,576

Working Capital	$1,387,426	$229,000	$1,616,426

2

Addendum B
to
Response to May 17, 2005
Telephone Call with the SEC

Langer, Inc. and Subsidiaries
Consolidated Statement of Operations
Three Months Ended March 31, 2005

	To Be Reported	Correcting Adjustments	As Adjusted
Net sales	$10,397,193		$10,397,193
Cost of sales	5,502,060	—	5,502,060

Gross profit	4,895,133	—	4,895,133
General and administrative expenses	2,300,098		2,300,098
Selling expenses	1,938,543		1,938,543
Research and development	130,303	—	130,303

Operating income	526,189	—	526,189

Other income (expense):
Interest income	81,076		81,076
Interest expense	(918,457)	34,000	(884,457)
Change in fair value of Put Option	1,750,000		1,750,000
Other	10,484	—	10,484

Other expense, net	923,103	34,000	957,103
Income before income taxes	1,449,292	34,000	1,483,292

Provision for income taxes	39,000	—	39,000

Net income	$1,410,292	$34,000	$1,444,292

Net income per share:
Basic	$0.32		$0.33

Diluted	$0.22		$0.22

Weighted average number of common shares used in computation of net income per share
Basic	4,397,933		4,397,933

Diluted	7,418,362		7,418,362

2

Addendum C
to
Response to May 17, 2005
Telephone Call with the SEC

Langer, Inc. and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2004

	As Reported	Correcting Adjustments	As Adjusted
Net sales	$30,126,759		$30,126,759
Cost of sales	18,022,532	—	18,022,532

Gross profit	12,104,227	—	12,104,227
General and administrative expenses	5,927,808		5,927,808
Selling expenses	4,950,947		4,950,947
Research and development	48,694	—	48,694

Operating income	1,176,778	—	1,176,778

Other income (expense):
Interest income	174,261		174,261
Interest expense	(1,219,427)	(257,000)	(1,476,427)
Change in fair value of Put Option	605,000		605,000
Change in fair value of Protection Payment	(223,000)	223,000	—
Other	18,859	—	18,859

Other expense, net	(644,307)	(34,000)	(678,307)
Income before income taxes	532,471	(34,000)	498,471
Provision for income taxes	157,683	—	157,683

Net income	$374,788	$(34,000)	$340,788

Net income per share:
Basic	$0.09		$0.08

Diluted	$0.08		$0.07

Weighted average number of common shares used in computation of net income per share
Basic	4,395,180		4,395,180

Diluted	4,793,439		4,793,439

2

Response to May 24, 2005
Telephone Call with the SEC

Based upon the comments made by the Staff during the May 24, 2005 telephone conference, the Company responds as follows:

We confirm that our SAB 99 analysis as provided by fax on May 19, 2005 (and which is included herein as part of Exhibit 5) did not change and there was no change in our assessment that the error with respect to the embedded derivatives was not material to the Company's financial position as of and for the year ended December 31, 2004. Further, the purpose of our disclosure, specifically in Note 1(b) "Derivative Financial Instruments", was to provide a bridge between the disclosure of the accounting reflected in the Company's annual report filed on Form 10-K and the corrected accounting being disclosed in the Form 10-Q for the three months ended March 31, 2005 and prospectively.

We further confirm that the Company will continue to disclose in its future quarterly reports on Form 10-Q, until the filing of its annual report for the year ended December 31, 2005 on Form 10-K, the disclosure contained in Note 1(b) "Derivative Financial Instruments" of the Company's quarterly report on Form 10-Q for the three months ended March 31, 2005.

Attachment A
to
Response to May 24, 2005
Telephone Call with the SEC.

LANGER, INC. AND SUBSIDIARIES
Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

(a) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited consolidated financial statements should be read in conjunction with the related financial statements and consolidated notes, included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2004.

Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

(b) Derivative Financial Instruments

In the consolidated financial statements for the year ended December 31, 2004, the Company accounted for its option to make a cash payment of $500,000 on March 31, 2005, or increase the principal amount of the Company's $7.5 million secured promissory note due March 31, 2006 (the "$7.5 Million Note") by $1 million effective April 1, 2005 (either payment a "Protection Payment"), if the Company does not prepay the $7.5 Million Note by March 31, 2005, as an embedded derivative which required bifurcation under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." Additionally, the Company accounted for the option which is embedded in its $3.0 million promissory note due December 31, 2009 (the "$3.0 Million Note") to receive a payment equal to one half of the actual Protection Payment made under the $7.5 Million Note if the $3.0 Million Note is prepaid by March 31, 2006, as an embedded derivative which requires bifurcation under SFAS No. 133. For the year ended December 31, 2004, the embedded derivative instruments in the $7.5 Million Note and the $3.0 Million Note were recorded at their fair value using the discounted cash flow method.

During the three months ended March 31, 2005, the Company determined that it should have accounted for the $7.5 Million Note as increasing-rate debt with a term-extending option under the provisions of Emerging Issues Task Force ("EITF") Issue No. 86-15, "Increasing-Rate Debt." Additionally, the Company determined that it should have accounted for the $3.0 Million Note as debt with an embedded call option which requires bifurcation under SFAS No. 133. The embedded derivative instrument in the $3.0 Million Note should have been recorded at its fair value to an unrelated third-party market participant. The Company has determined that this error, which would have reduced net income by approximately $34,000, did not have a material impact on its financial position or results of operations for the year ended December 31, 2004 or its results of operations for the three months ended March 31, 2005 and accordingly, this error has been corrected in its condensed consolidated financial statements for the three months ended March 31, 2005. Note 4—Long-term Debt, to the unaudited condensed consolidated financial statements further describes the Company's current accounting with respect to the $7.5 Million Note and the $3.0 Million Note.

F-43

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Letterhead of Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019
Response #1 to SEC Comment Letter Dated April 19, 2005
Attachment A to Response #1 to SEC Comment Letter Dated April 19, 2005
Response #2 to SEC Comment Letter Dated April 19, 2005
Attachment A to Response #2 to SEC Comment Letter Dated April 19, 2005
Response to May 3, 2005 Telephone Call with the SEC
Response to SEC Comment Letter Dated May 10, 2005
OVERVIEW
SEC COMMENTS
Response to May 17, 2005 Telephone Call with the SEC
Addendum A to Response to May 17, 2005 Telephone Call with the SEC
Langer, Inc. and Subsidiaries Consolidated Balance Sheet December 31, 2004
Addendum B to Response to May 17, 2005 Telephone Call with the SEC
Langer, Inc. and Subsidiaries Consolidated Statement of Operations Three Months Ended March 31, 2005
Addendum C to Response to May 17, 2005 Telephone Call with the SEC
Langer, Inc. and Subsidiaries Consolidated Statement of Operations Year Ended December 31, 2004
Response to May 24, 2005 Telephone Call with the SEC
Attachment A to Response to May 24, 2005 Telephone Call with the SEC.
LANGER, INC. AND SUBSIDIARIES Notes To Unaudited Condensed Consolidated Financial Statements